                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)*

                              PACIFIC INTERNET LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   ORDINARY SHARES, PAR VALUE S$2.00 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   Y66183-10-7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               September 21, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which Schedule is filed:

     [ ] Rule 13d-1(b)

     [ ] Rule 13d-1(c)

     [X] Rule 13d-1(d)



* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


CUSIP No. 85227G102

--------------------------------------------------------------------------------
  1   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

         SEMBCORP VENTURES PTE LTD
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------------------
  4   Citizenship Or Place Of Organization

         REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power

              SHARES                          0
                                      ------------------------------------------
           BENEFICIALLY               6     Shared Voting Power

          OWNED BY EACH                       0
                                      ------------------------------------------
            REPORTING                 7     Sole Dispositive Power

           PERSON WITH                        0
                                      ------------------------------------------
                                      8     Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned By Each Reporting Person

         0
--------------------------------------------------------------------------------
 10   Check box if the Aggregate Amount In Row (9) Excludes Certain Shares * [ ]


--------------------------------------------------------------------------------
 11   Percent Of Class Represented By Amount In Row (9)

         0
--------------------------------------------------------------------------------
 12   Type Of Reporting Person *

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 85227G102

--------------------------------------------------------------------------------
  1   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

         SEMBAWANG HOLDINGS (PTE) LTD
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------------------
  4   Citizenship Or Place Of Organization

         REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power

              SHARES                          0
                                      ------------------------------------------
           BENEFICIALLY               6     Shared Voting Power

          OWNED BY EACH                       0
                                      ------------------------------------------
            REPORTING                 7     Sole Dispositive Power

           PERSON WITH                        0
                                      ------------------------------------------
                                      8     Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned By Each Reporting Person

         0
--------------------------------------------------------------------------------
 10   Check box if the Aggregate Amount In Row (9) Excludes Certain Shares * [ ]


--------------------------------------------------------------------------------
 11   Percent Of Class Represented By Amount In Row (9)

         0
--------------------------------------------------------------------------------
 12   Type Of Reporting Person

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 85227G102

--------------------------------------------------------------------------------
  1   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

         SEMBAWANG CORPORATION LIMITED
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------------------
  4   Citizenship Or Place Of Organization

         REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power

              SHARES                          0
                                      ------------------------------------------
           BENEFICIALLY               6     Shared Voting Power

          OWNED BY EACH                       0
                                      ------------------------------------------
            REPORTING                 7     Sole Dispositive Power

           PERSON WITH                        0
                                      ------------------------------------------
                                      8     Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned By Each Reporting Person

         0
--------------------------------------------------------------------------------
 10   Check box if the Aggregate Amount In Row (9) Excludes Certain Shares * [ ]


--------------------------------------------------------------------------------
 11   Percent Of Class Represented By Amount In Row (9)

         0
--------------------------------------------------------------------------------
 12   Type Of Reporting Person

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 85227G102

--------------------------------------------------------------------------------
  1   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

         SEMBCORP INDUSTRIES LTD
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------------------
  4   Citizenship Or Place Of Organization

         REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power

              SHARES                          0
                                      ------------------------------------------
           BENEFICIALLY               6     Shared Voting Power

          OWNED BY EACH                       0
                                      ------------------------------------------
            REPORTING                 7     Sole Dispositive Power

           PERSON WITH                        0
                                      ------------------------------------------
                                      8     Shared Dispositive Power

                                              0
--------------------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned By Each Reporting Person

         0
--------------------------------------------------------------------------------
 10   Check box if the Aggregate Amount In Row (9) Excludes Certain Shares * [ ]

--------------------------------------------------------------------------------
 11   Percent Of Class Represented By Amount In Row (9)

         0
--------------------------------------------------------------------------------
 12   Type Of Reporting Person

         CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13G


CUSIP No. 85227G102

--------------------------------------------------------------------------------
  1   Names of Reporting Persons
      I.R.S. Identification Nos. of above persons (entities only)

         TEMASEK HOLDINGS (PRIVATE) LIMITED
--------------------------------------------------------------------------------
  2   Check the Appropriate Box if a Member of a Group *
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
  3   SEC Use Only


--------------------------------------------------------------------------------
  4   Citizenship Or Place Of Organization

         REPUBLIC OF SINGAPORE
--------------------------------------------------------------------------------
            NUMBER OF                 5     Sole Voting Power

              SHARES                          0
                                      ------------------------------------------
           BENEFICIALLY               6     Shared Voting Power

          OWNED BY EACH                       170,101(1)
                                      ------------------------------------------
            REPORTING                 7     Sole Dispositive Power

           PERSON WITH                        0
                                      ------------------------------------------
                                      8     Shared Dispositive Power

                                              170,101(1)
--------------------------------------------------------------------------------
  9   Aggregate Amount Beneficially Owned By Each Reporting Person

         170,101(1)
--------------------------------------------------------------------------------
 10   Check box if the Aggregate Amount In Row (9) Excludes Certain Shares * [ ]

--------------------------------------------------------------------------------
 11   Percent Of Class Represented By Amount In Row (9)

         1.3%
--------------------------------------------------------------------------------
 12   Type Of Reporting Person

         HC
--------------------------------------------------------------------------------

(1) The Reporting Person may be deemed to beneficially own 170,101 Shares of the Issuer, which are owned beneficially and of record by its indirect wholly-owned subsidiary, MediaCorp Investments Pte. Ltd. (formerly known as SIM Ventures Pte
Ltd). The Shares owned by MediaCorp Investment Pte. Ltd. represent 1.3% of the total Shares outstanding.

This Schedule 13G filing amends and restates in its entirety the Schedule 13G filed on February 7, 2005.

ITEM 1(a).  NAME OF ISSUER

The name of the issuer is PACIFIC INTERNET LIMITED, a company organized under the laws of the Republic of Singapore (the "Issuer").

ITEM 1(b)   ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The principal executive offices of the Issuer are located at 89 Science Park Drive, #02/05-06 The Rutherford, Singapore 118261.

ITEM 2(a)   NAME OF PERSON FILING

The persons filing this Statement are (i) SembCorp Ventures Pte Ltd ("SembVentures"), (ii) Sembawang Holdings (Pte) Ltd ("SembHoldings"), (iii) Sembawang Corporation Limited ("SembCorp"), (iv) SembCorp Industries Ltd ("SCI"), and (v) Temasek Holdings (Private) Limited ("Temasek" and, together with SembVentures, SembHoldings, SembCorp and SCI, the "Reporting Persons").

ITEM 2(b)   ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the principal business office of SembVentures, SembHoldings, SembCorp and SCI is 30 Hill Street #05-04, Singapore 179360.

The address of the principal business office of Temasek is 60B Orchard Road #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

ITEM 2(c)   CITIZENSHIP

Each of the Reporting Persons is a company organized under the laws of the Republic of Singapore.

ITEM 2(d)   TITLE OF CLASS OF SECURITIES

This information statement relates to the Ordinary Shares, par value S$2.00 per share (the "Shares").

ITEM 2(e)   CUSIP NUMBER

The CUSIP number of the Shares is Y66183-10-7.


ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

Not applicable.

ITEM 4      OWNERSHIP

            a)    AMOUNT BENEFICIALLY OWNED:

                  This is the Reporting Persons' final amendment to the Schedule 13G and is an exit filing.

                  As of September 21 2005, each of SembVentures, SembHoldings, SembCorp and SCI no longer beneficially owns any Shares.

                  As of September 21 2005, Temasek may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of the 170,101 Shares of the Issuer, which are held through its indirect wholly-owned subsidiary, MediaCorp Investments Pte. Ltd. The filing of this Schedule 13G/A should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Shares beneficially owned directly by MediaCorp Investments Pte. Ltd.

            b)    PERCENT OF CLASS:

                  The number of Shares held by each of SembVentures, SembHoldings, SembCorp and SCI constitutes 0% of the total number of Shares outstanding as of September 21, 2005.

                  The number of Shares held indirectly by Temasek through MediaCorp Investments Pte. Ltd. constitutes 1.3% of the total number of Shares outstanding as of September 21, 2005.

            c)    NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

                  (i)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

                         SembVentures: None
                         SembHoldings: None
                         SembCorp: None
                         SCI: None
                         Temasek: None

                  (ii)   SHARED POWER TO VOTE OR TO DIRECT THE VOTE:

                         SembVentures: None
                         SembHoldings: None
                         SembCorp: None
                         SCI: None
                         Temasek: 170,101

                  (iii)  SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

                         SembVentures: None
                         SembHoldings: None
                         SembCorp: None
                         SCI: None
                         Temasek: None

                  (iv)   SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

                         SembVentures: None
                         SembHoldings: None
                         SembCorp: None
                         SCI: None
                         Temasek: 170,101

ITEM 5      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ X ].

ITEM 6      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

ITEM 8      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not applicable.

ITEM 9      NOTICE OF DISSOLUTION OF GROUP

Not applicable.

ITEM 10     CERTIFICATIONS

Not applicable.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 21, 2005

                                            SEMBCORP VENTURES PTE LTD




                                            By /s/ Kwong Sook May
                                               --------------------------------
                                            Name:   Kwong Sook May
                                            Title:  Company Secretary


                                            SEMBAWANG HOLDINGS (PTE) LTD



                                            By /s/ Kwong Sook May
                                               --------------------------------
                                            Name:   Kwong Sook May
                                            Title:  Company Secretary


                                            SEMBAWANG CORPORATION LIMITED




                                            By     /s/ Linda Hoon Siew Kin
                                               --------------------------------
                                            Name:   Linda Hoon Siew Kin
                                            Title:  Company Secretary


                                            SEMBCORP INDUSTRIES LTD




                                            By     /s/ Linda Hoon Siew Kin
                                               --------------------------------
                                            Name:   Linda Hoon Siew Kin
                                            Title:  Company Secretary


                                            TEMASEK HOLDINGS (PRIVATE) LIMITED



                                            By     /s/ Lena Chia Yue Joo
                                               --------------------------------
                                            Name:   Lena Chia Yue Joo
                                            Title:  Managing Director, Legal
                                                    & Secretariat